Exhibit 99.1

Ardmore Announces Sale and Time-Charter Back of Vessels

Sale of three MRs in an en-bloc transaction with Leonhardt & Blumberg

HAMILTON, Bermuda, April 4, 2022 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company") announced today that it has agreed terms for the sale of three 2008-built MR product tankers to Leonhardt & Blumberg for an aggregate price of $40 million. Following completion of the sales and the prepayment of financing associated with the vessels, the transaction will generate net cash of approximately $15 million to Ardmore, which will be used for general corporate purposes.

Immediately following the completion of the sales, which are expected to take place in the second quarter, Ardmore will time charter each vessel from Leonhardt & Blumberg for a minimum of two years. Completion of each of the vessel sales is subject to the satisfaction of certain conditions, including, for one vessel, a proposed closing date currently in advance of the current purchase lease option exercise date for that vessel.

Anthony Gurnee, Ardmore's Chief Executive Officer, commented on the announcement:

"We are very pleased to work with Leonhardt & Blumberg for a sale and charter-back on three of our MR tankers. The sale is consistent with Ardmore's capital allocation policy while also maintaining our commercial scale and earnings upside. Leonhardt & Blumberg is a world-class private shipping group and an excellent industry partner for Ardmore Shipping, and we look forward to working with them on future potential business opportunities."

Torben Kölln, Leonhardt & Blumberg's Managing Director, commented on the announcement:

"For quite some time, we were investigating other shipping segments to identify opportunities to diversify our fleet and by doing so fully utilize our team's skills and expertise. On this project, all our requirements are fulfilled: The timing, the market sentiment, the right assets and the right partner. Ardmore Shipping enjoys the highest reputation within the tanker industry and has the same philosophy on topics such as operational efficiency, customer relations and environmental and social responsibility. We look very much forward to working together."

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,000 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of mid-size tankers.

Ardmore's core strategy is to continue to develop a modern, high-quality fleet of product and chemical tankers, build key long-term commercial relationships and maintain its cost advantage in assets, operations and overhead, while creating synergies and economies of scale as the company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore's Energy Transition Plan ("ETP") focusses on three key areas: transition technologies, transition projects, and sustainable (non-fossil fuel) cargos. The ETP is an extension of Ardmore's strategy, building on its core strengths of tanker chartering, shipping operations, technical and operational fuel efficiency improvements, technical management, construction supervision, project management, investment analysis, and ship finance. Ardmore has established Ardmore Ventures as Ardmore's holding company for existing and future potential investments related to the ETP and completed its first projects under the plan in June 2021.

About Leonhardt & Blumberg

Leonhardt & Blumberg (L & B) is an independent family-owned provider of tramp tonnage from Hamburg, Germany. Since 1903 L & B has managed close to 200 vessels, which were mostly general cargo vessels and bulk carriers in the past.

Today, the company operates modern containerships ranging from about 1000 TEU to 3,600 TEU capacity with best-in-class working principles. L & Bs long track record of safety, reliability and environmental responsibility is the basis for their strong relationships with many of the leading shipping companies.

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. In some cases, you can identify the forward-looking statements by the use of words such as "believe", "anticipate", "intends", "estimate", "forecast", "plan", "potential", "may", "expect", and similar expressions.

Forward looking statements in this press release include, among others, the following statements: the expected time for the completion of the sale of the three tankers; satisfaction of closing conditions to the sale transactions, including satisfaction of the closing date timing for a vessel; and potential collaboration with Leonhardt and Blumberg on future business opportunities. The forward-looking statements in this press release are based upon various assumptions. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. The Company cautions readers of this release not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements. These forward-looking statements are not guarantees of the Company's future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: completion of conditions of sale of the three vessels; and the availability of suitable future collaborative opportunities to the Company and Leonhardt & Blumberg and the results of related discussions and negotiations between the parties. Please see the Company's filings with the U.S. Securities and Exchange Commission, including the Company's Form 20–F for the year ended December 31, 2021, for a discussion of these and/or other risks and uncertainties.

Investor Relations Enquiries

Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
Tel: 646-673-9701
Email: bdegnan@igbir.com